UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of:

Columbia Funds Master Investment Trust, LLC;	Columbia Funds Series Trust;
Columbia Funds Series Trust I;	Columbia Funds Series Trust II;
Columbia Funds Variable Insurance Trust;	Columbia Funds Variable Insurance Trust I;
Columbia Funds Variable Series Trust II;	Columbia Management Investment Advisers, LLC; and
Columbia Management Investment Distributors, Inc.

225 Franklin Street

Boston, Massachusetts 02110

Application Pursuant to Section 6(c) of the Investment Company Act of 1940 for an Order of

Exemption from Rule 12d1-2(a) under the Investment Company Act of 1940

File No. 812 –

As filed with the U.S. Securities and Exchange Commission on September 8, 2011

Please direct all written and oral communications concerning this application to:

Robert M. Kurucza, Esq.

Marco E. Adelfio, Esq.

Goodwin Procter LLP

901 New York Avenue, NW

Washington, DC 20001

(202) 346-4000

With copies to:

Scott R. Plummer, Esq.

Christopher O. Petersen, Esq.

Columbia Management Investment Advisers, LLC

5228 Ameriprise Financial Center

Minneapolis, Minnesota 55474

This application (including exhibits) consists of 24 pages.

I. INTRODUCTION

The following entities (each, a “Trust” and collectively, the “Trusts”):

Columbia Funds Master Investment Trust, LLC,	Columbia Funds Series Trust (“CFST”),
Columbia Funds Series Trust I,	Columbia Funds Series Trust II (“CFST II”),
Columbia Funds Variable Insurance Trust (“CFVIT”),	Columbia Funds Variable Insurance Trust I, and
Columbia Funds Variable Series Trust II (“CFVST II”),

together with Columbia Management Investment Advisers, LLC (“Columbia Management”), and any investment adviser controlling, controlled by or under common control with Columbia Management (each, including Columbia Management, an “Adviser” and collectively, the “Advisers”) and Columbia Management Investment Distributors, Inc. (the “Distributor,” and together with the Trusts and the Advisers, the “Applicants”) hereby file this application (the “Application”) for an order from the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) exempting the Applicants from Rule 12d1-2(a) under the 1940 Act.1 Applicants request the exemption to the extent necessary to permit any existing or future registered open-end management investment company, or series thereof, that (i) is advised by an Adviser, (ii) is part of the same group of investment companies as defined in Section 12(d)(1)(G) of the 1940 Act as the Trusts, (iii) invests in shares of other registered open-end investment companies (“Underlying Funds”) in reliance on Section 12(d)(1)(G) of the 1940 Act and (iv) is also eligible to invest in securities (as defined in Section 2(a)(36) of the 1940 Act) in reliance on Rule 12d1-2 of the 1940 Act (each, an “Applicant Fund”2), to also invest, to the extent consistent

[1]

In 2009, CFST, among others, sought and received exemptive relief substantially similar to the relief sought in this Application. See Columbia Funds Series Trust, et al., File No. 812-13631, Investment Company Act Rel. Nos. 28896 (Sept. 4, 2009) (notice) and 28936 (Sept. 30. 2009) (order) (the “2009 Order”). To the extent that the exemptive relief sought in this Application is granted, such relief would supersede the prior relief received by CFST in the 2009 Order. If the relief sought in this Application is not granted, then CFST will continue to rely on the prior relief received in the 2009 Order.

[2]

As of the date of this Application, the Applicant Funds include: Columbia LifeGoal® Balanced Growth Portfolio, Columbia LifeGoal® Growth Portfolio, Columbia LifeGoal® Income & Growth Portfolio, Columbia LifeGoal® Income Portfolio and Columbia Masters International Equity Portfolio, which are series of CFST; Columbia Income Builder Fund, Columbia Portfolio Builder Aggressive Fund, Columbia Portfolio Builder Conservative Fund, Columbia Portfolio Builder Moderate Aggressive Fund, Columbia Portfolio Builder Moderate Conservative Fund, Columbia Portfolio Builder Moderate Fund, Columbia Retirement Plus 2010 Fund, Columbia Retirement Plus 2015 Fund, Columbia Retirement Plus 2020 Fund, Columbia Retirement Plus 2025 Fund, Columbia Retirement Plus 2030 Fund, Columbia Retirement Plus 2035 Fund, Columbia Retirement Plus 2040 Fund and Columbia Retirement Plus 2045 Fund, which are series of CFST II; Columbia Variable Portfolio—Asset Allocation Fund, which is a series of CFVIT; and Variable Portfolio – Aggressive Portfolio, Variable Portfolio – Conservative Portfolio, Variable Portfolio – Moderate Portfolio, Variable Portfolio – Moderately Aggressive Portfolio and Variable Portfolio – Moderately Conservative Portfolio, which are series of CFVST II. Each of these Applicant Funds seeks to achieve its investment objective by investing in a portfolio of fixed-income, equity and money market Underlying Funds that meet the Applicant Fund’s investment criteria.

with its investment objective, policies, strategies and limitations, in financial instruments that may not be securities within the meaning of Section 2(a)(36) of the 1940 Act (“Other Investments”). Applicants also request that the order exempt any entity controlling, controlled by or under common control with an Adviser or the Distributor that now or in the future acts as principal underwriter with respect to the transactions described in the Application.3

II. THE APPLICANTS

A.	The Trusts and the Applicant Funds

The Trusts are organized as Delaware statutory trusts, Delaware limited liability companies or Massachusetts business trusts and are registered with the Commission as open-end management investment companies. The existing Applicant Funds are series of certain of the Trusts. The Applicant Funds, each of which operates as a “fund of funds,” may invest directly in non-investment company securities in reliance on Rule 12d1-2(a)(2) to the extent consistent with their respective investment objectives, policies, strategies and limitations.

The investment companies in which the Applicant Funds invest (the Underlying Funds) are either actively managed funds or index funds, and, consistent with their respective

[3]	Every existing entity that currently intends to rely on the requested order is named as an applicant. Any existing or future entity that relies on the requested order in the future will do so only in accordance with the terms and conditions in this Application.

investment objectives, policies, strategies and limitations, invest in some combination of securities and Other Investments.

B.	The Advisers

Columbia Management serves as investment adviser to the existing Applicant Funds and the Underlying Funds and is registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Columbia Management, a Minnesota limited liability company, is an indirect, wholly owned subsidiary of Ameriprise Financial, Inc. Any other Adviser will be registered under the Advisers Act.

C.	The Distributor

The Distributor is a broker-dealer registered under the Securities Exchange Act of 1934, as amended. The Distributor, a Delaware corporation, is an affiliate of Columbia Management and is a subsidiary of Ameriprise Financial, Inc. The Distributor is the distributor for the existing Applicant Funds and Underlying Funds.

III. THE APPLICANTS’ PROPOSAL

Each Applicant Fund invests in Underlying Funds as set forth in its prospectus. Applicants propose that, subject to the terms and conditions set forth in this Application, the Applicant Funds be permitted to invest in Other Investments. The Applicant Funds will comply with Rule 12d1-2 under the 1940 Act but for the fact that the Applicant Funds may invest a portion of their assets in Other Investments. The opportunity to invest in Other Investments will allow the Applicant Funds greater flexibility to seek to meet their investment objectives than is possible through the more limited kinds of investments expressly permitted by Rule 12d1-2(a)(2) (e.g., stocks, bonds and other securities that are not issued by an investment company). In addition, there may be times when using a derivative may allow an Applicant Fund to invest in eligible asset classes with greater efficiency and at a lower cost than is possible through investment in an Underlying Fund. Each Applicant Fund would use Other Investments for a purpose that is consistent with the Applicant Fund’s investment objectives, policies, strategies and limitations. Consistent with its fiduciary obligations under the 1940 Act, each Applicant Fund’s board of trustees will review the advisory fees charged by the Applicant Fund’s Adviser to ensure that they are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to the advisory agreement of any investment company in which the Applicant Fund may invest.

IV. APPLICABLE LAW AND LEGAL ANALYSIS

Section 12(d)(1)(A) of the 1940 Act provides that no registered investment company may acquire securities of another investment company if such securities represent more than 3% of the acquired fund’s outstanding voting stock or more than 5% of the acquiring fund’s total assets, or if such securities, together with the securities of other investment companies, represent more than 10% of the acquiring fund’s total assets. Section 12(d)(1)(B) of the 1940 Act provides that no registered open-end investment company may sell its securities to another investment company if the sale will cause the acquiring fund to own more than 3% of the acquired fund’s voting stock, or cause more than 10% of the acquired fund’s voting stock to be owned by investment companies.

In 1996, Congress added Section 12(d)(1)(G) to the 1940 Act to permit the operation of funds of funds involving investment companies that are part of the same “group of investment companies,” which is defined in Section 12(d)(1)(G)(ii) as any two or more registered investment companies that hold themselves out to investors as related companies for purposes of investment and investor services. Section 12(d)(1)(G)(i) provides, in relevant part, that Section 12(d)(1) will not apply to securities of a registered open-end investment company or registered unit investment trust if:

(I)	the acquired company and the acquiring company are part of the same group of investment companies;

(II)	the securities of the acquired company, securities of other registered open-end investment companies and registered unit investment trusts that are part of the same group of investment companies, Government securities, and short-term paper are the only investments held by the acquiring company;

(III)	with respect to

(aa)	securities of the acquired company, the acquiring company does not pay and is not assessed any charges or fees for distribution-related activities, unless the acquiring company does not charge a sales load or other fees or charges for distribution-related activities; or

(bb)	securities of the acquiring company, any sales loads and other distribution-related fees charged, when aggregated with any sales load and distribution-related fees paid by the acquiring company with respect to securities of the acquired company, are not excessive under rules adopted pursuant to section 22(b) or section 22(c) by a securities association registered under section 15A of the Securities Exchange Act of 1934, or the Commission; [and]

(IV)	the acquired company has a policy that prohibits it from acquiring any securities of registered open-end investment companies or registered unit investment trusts in reliance on this subparagraph or subparagraph (F).

In 2006, the Commission adopted Rule 12d1-2 under the 1940 Act.4 That rule permits a registered open-end investment company or a registered unit investment trust relying on Section 12(d)(1)(G) of the 1940 Act to acquire:

(1)	Securities issued by an investment company, other than securities issued by another registered investment company that is in the same group of investment companies, when the acquisition is in reliance on Section 12(d)(1)(A) or 12(d)(1)(F) of the 1940 Act;

(2)	Securities (other than securities issued by an investment company); and

(3)	Securities issued by a money market fund, when the acquisition is in reliance on Rule 12d1-1.

[4]	See Fund of Funds Investments, Investment Company Act Rel. No. 27399 (June 20, 2006) (the “Adopting Release”).

For the purposes of Rule 12d1-2, the term “securities” means any security as that term is defined in Section 2(a)(36) of the 1940 Act.5 The Commission noted in the Adopting Release that permitting an affiliated fund of funds to invest, consistent with the fund’s investment policies, directly in stocks, bonds, and other types of securities “would allow an acquiring fund greater flexibility in meeting investment objectives that may not be met as well by investments in other funds in the same fund group, while not presenting any additional concerns that [S]ection 12(d)(1)(G) was intended to address.”6 The adoption of the rule also reflects the Commission’s response to Congress’ expectation “that the Commission will use this authority [set forth in Section 12(d)(1)(J)] to adopt rules and process exemptive applications in the fund of funds area in a progressive way as the fund of funds concept continues to evolve over time.”7

Section 6(c) of the 1940 Act provides a means for the Commission to respond to developments in the financial markets not specifically contemplated when the 1940 Act was passed or subsequently amended.8 It permits the Commission to grant exemptions from particular provisions of the 1940 Act or any rule thereunder that would inhibit the development of new and innovative investment products. Section 6(c) provides as follows:

The Commission, . . . by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of [the 1940 Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with

[5]	See Adopting Release at 17, n.58.
[6]	Id. at 17-18.
[7]	See H.R. REP. No. 622, 104th Cong., 2nd Sess., at 43-44 (1996).
[8]	See, e.g., Trust Fund Sponsored by The Scholarship Club, Inc., Investment Company Act Rel. No. 5524 (Oct. 25, 1968) (“[T]he broad exemptive power provided in Section 6(c) was designed to enable [the Commission] to deal equitably with situations which could not be foreseen at the time the legislation was enacted.”); Sisto Financial Corp., Investment Company Act Rel. No. 923 (July 16, 1946) (Section 6(c) is intended “to deal with situations unforeseen at the time of the passage of the Act and unprovided for elsewhere in the Act”).

the protection of investors and the purposes fairly intended by the policy and provisions of [the 1940 Act].

Applicants believe that permitting the Applicant Funds to invest in Other Investments would not raise any of the concerns that Section 12(d)(1) of the 1940 Act as originally adopted and as amended in 1970 was intended to address, namely: (1) pyramiding of voting control of the underlying funds; (2) undue influence over portfolio management of underlying funds through the threat of large scale redemptions; (3) unnecessary duplication of costs (such as sales loads, advisory fees and administrative costs); and (4) complex pyramidal structures that may be confusing to investors.9 Section 12(d)(1)(G) reflects a determination by Congress that certain fund of funds arrangements do not raise the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B). Section 12(d)(1)(G) addresses these concerns by requiring that the acquiring and the acquired fund be part of the same group of investment companies, limiting charges and fees of the acquiring fund and acquired fund and requiring that the acquired fund not act as a fund of funds itself. The approval of Rule 12d1-2 demonstrates a determination by the Commission that fund of funds investments in stocks, bonds and other types of securities that are not issued by registered investment companies do not raise any of the concerns that Section 12(d)(1)(G) was intended to address.

Likewise, permitting the Applicant Funds to invest in Other Investments in furtherance of their investment objectives, policies, strategies and limitations as requested herein will not raise any of the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B). Instead, this additional flexibility will provide the Applicant Funds a broader array of investment options through which to pursue their investment objectives.

[9]	See Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, in H.R. REP. No. 2337, at 311-24 (1966).

Applicants submit that the requested exemption offers significant benefits, as detailed in Part III above, and is “necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the [1940] Act,” and therefore meets the standards for relief set forth in Section 6(c) of the 1940 Act. As indicated below, the Commission has already granted to a number of other applicants relief similar to that requested in this Application.

V. SUPPORTING PRECEDENT

The Commission has previously granted exemptive relief authorizing registered investment companies relying on Section 12(d)(1)(G) and Rule 12d1-2 to invest in Other Investments. See, e.g., Calvert Social Investment Fund, et al., File No. 812-13718, Investment Company Act Rel. Nos. 29209 (Apr. 19, 2010) (notice) and 29268 (May 17, 2010) (order); WisdomTree Asset Management, Inc., et al., File No 812-13642, Investment Company Act Rel. Nos. 28804 (June 29, 2009) (notice) and 28836 (July 24, 2009) (order); Columbia Funds Series Trust, et al., File No. 812-13631, Investment Company Act Rel. Nos. 28896 (Sept. 4, 2009) (notice) and 28936 (Sept. 30. 2009) (order); Wells Fargo Funds Trust, et al., File No. 812-13548, Investment Company Act Rel. Nos. 28482 (Oct. 31, 2008) (notice) and 28524 (Nov. 26, 2008) (order); (The UBS Funds, et al., File No. 812-13453, Investment Company Act Rel. Nos. 28080 (Dec. 19, 2007) (notice) and 28122 (Jan. 16, 2008) (order); Vanguard STAR Funds, et al., File No. 812-13412, Investment Company Act Rel. Nos. 28009 (Sept. 28, 2007) (notice) and 28024 (Oct. 24, 2007) (order).

VI. APPLICANTS’ CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

Applicants will comply with all provisions of Rule 12d1-2 under the 1940 Act, except for paragraph (a)(2) to the extent that it restricts any Applicant Fund from investing in Other Investments as described in the Application.

VII. REQUEST FOR ORDER

Applicants request an order pursuant to Section 6(c) of the 1940 Act granting the relief requested in this Application. Applicants submit, for the reasons stated herein, that their request for exemptive relief meets the standard for relief under Section 6(c) of the 1940 Act; and therefore, Applicants respectfully request that the Commission grant the requested relief.

VIII. PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is as indicated on the first page of this Application. Applicants further state that all written or oral communications concerning this Application should be directed as indicated on the first page of this Application.

All actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this Application are authorized to do so. The authorizations required by Rule 0-2(c) under the 1940 Act are included in this Application as Exhibits A-1 through A-5 and the Verifications required by Rule 0-2(d) under the 1940 Act are included in this Application as Exhibits B-1 through B-3.

[Signature pages follow]

Applicants have caused this Application to be duly signed on their behalf on this 6th day of September 2011.

COLUMBIA FUNDS MASTER INVESTMENT TRUST, LLC;	COLUMBIA FUNDS SERIES TRUST;
COLUMBIA FUNDS SERIES TRUST I;	COLUMBIA FUNDS SERIES TRUST II;
COLUMBIA FUNDS VARIABLE INSURANCE TRUST;	COLUMBIA FUNDS VARIABLE INSURANCE TRUST I; AND
COLUMBIA FUNDS VARIABLE SERIES TRUST II
on behalf of each of their series

	By:	/s/ J. KEVIN CONNAUGHTON
	Name:	J. Kevin Connaughton
	Title:	President

COLUMBIA MANAGEMENT INVESTMENT ADVISERS, LLC

By:	/s/ MICHAEL A. JONES
Name:	Michael A. Jones
Title:	President

COLUMBIA MANAGEMENT INVESTMENT DISTRIBUTORS, INC.

By:	/s/ AMY UNCKLESS
Name:	Amy Unckless
Title:	President and Chief Administrative Officer

LIST OF ATTACHMENTS AND EXHIBITS

Authorizations Required Pursuant to Rule 0-2(c)	A-1 through A-5

Verifications of Signatures Required Pursuant to Rule 0-2(d)	B-1 through B-3

EXHIBIT A-1

Columbia Funds Series Trust II and

Columbia Funds Variable Series Trust II

Authorization

The undersigned hereby certifies that he is the duly elected Secretary of Columbia Funds Series Trust II and Columbia Funds Variable Series Trust II (each, a “Fund Company”), which are applicants with respect to the attached application (the “Application”) for an order of exemption from certain provisions of the Investment Company Act of 1940, as amended (the “1940 Act”); that, with respect to the Application, all actions necessary to authorize the execution and filing of the Application under the articles of incorporation and/or other charter documents of the Fund Companies have been taken and the person signing and filing the Application on behalf of the Fund Companies is fully authorized to do so; and that the Board of Trustees of the Fund Companies duly adopted the following resolutions at a meeting of the Board of Trustees on September 8, 2010:

RESOLVED, That the Funds be, and they hereby are, authorized to apply for interpretive, no-action and/or exemptive relief to permit Funds that rely on Rule 12d1-2 under the 1940 Act to invest in instruments that may not be considered securities under the 1940 Act, as presented in the Meeting Materials.

By:	/s/ Christopher O. Petersen
Christopher O. Petersen
Secretary
Date: September 6, 2011

EXHIBIT A-2

Columbia Funds Master Investment Trust, LLC,

Columbia Funds Series Trust and

Columbia Funds Variable Insurance Trust I

Authorization

The undersigned hereby certifies that he is the duly elected Secretary of Columbia Funds Master Investment Trust, LLC, Columbia Funds Series Trust and Columbia Funds Variable Insurance Trust I (each, a “Fund Company”), which are applicants with respect to the attached application (the “Application”) for an order of exemption from certain provisions of the Investment Company Act of 1940, as amended (the “1940 Act”); that, with respect to the Application, all actions necessary to authorize the execution and filing of the Application under the limited liability company agreement and/or other charter documents of the Fund Companies have been taken and the person signing and filing the Application on behalf of the Fund Companies is fully authorized to do so; and that the Board of Trustees of the Fund Companies duly adopted the following resolutions at a meeting of the Board of Trustees on March 1, 2011:

RESOLVED, that the Officers of the Fund Company be, and each hereby is, authorized to prepare, execute and submit, on behalf of the Fund Company, an exemptive application to the SEC for an order pursuant to Section 6(c) of the 1940 Act, and any amendment or supplements thereto, that may be necessary or appropriate, granting an exemption from Rule 12d1-2(a) under the 1940 Act to permit certain series of the Fund Company to acquire Non-Securities Investments; and

FURTHER RESOLVED, that the Officers be, and each hereby is, authorized and directed to take such actions, including filing any necessary documents with the SEC and preparing, executing and filing on behalf of the Fund Company such other documents or instruments, as they deem appropriate or advisable in furtherance of the above resolution, in consultation with counsel, his or her authority to be conclusively evidenced by the taking of any such actions.

By:	/s/ Christopher O. Petersen
Christopher O. Petersen
Secretary
Date: September 6, 2011

EXHIBIT A-3

Columbia Funds Series Trust I and

Columbia Funds Variable Insurance Trust

Authorization

The undersigned hereby certifies that he is the duly elected Secretary of Columbia Funds Series Trust I and Columbia Funds Variable Insurance Trust (each, a “Fund Company”), which are applicants with respect to the attached application (the “Application”) for an order of exemption from certain provisions of the Investment Company Act of 1940, as amended (the “1940 Act”); that, with respect to the Application, all actions necessary to authorize the execution and filing of the Application under the declaration of trust/or and other charter documents of the Fund Companies have been taken and the person signing and filing the Application on behalf of the Fund Companies is fully authorized to do so; and that the Board of Trustees of the Fund Companies duly adopted the following resolutions at a meeting of the Board of Trustees on September 14, 2010:

That Columbia Funds Series Trust I, on behalf of its Funds, and Columbia Funds Variable Insurance Trust, on behalf of its Funds, be, and they hereby are, authorized to apply for exemptive and/or no-action relief from certain provisions of the 1940 Act to permit funds-of-funds in the Columbia Funds complex to invest in futures contracts, options on future contracts, swap agreements and other derivatives and all other types of financial instruments that may not be considered “securities” under the 1940 Act, in addition to shares of mutual funds and other securities.

By:	/s/ Christopher O. Petersen
Christopher O. Petersen
Secretary
Date: September 6, 2011

EXHIBIT A-4

Authorization for Columbia Management Investment Advisers, LLC

Secretary’s Certificate

I, Scott R. Plummer, Vice President, Chief Legal Officer and Assistant Secretary of Columbia Management Investment Advisers, LLC, a Minnesota Limited Liability Company (herein the “Company”), having its principal place of business in the City of Boston, County of Suffolk, Commonwealth of Massachusetts, do hereby certify that:

1.	Attached is a true and correct copy of the resolutions adopted by the Board of Governors of the Company.

/s/ Scott R. Plummer
Scott R. Plummer
Vice President, Chief Legal Officer and Assistant Secretary
Date: September 6, 2011

UNANIMOUS WRITTEN CONSENT IN LIEU OF

MEETING OF THE BOARD OF GOVERNORS OF

COLUMBIA MANAGEMENT INVESTMENT ADVISERS, LLC

The undersigned being all of the members of the Board of Governors of Columbia Management Investment Advisers, LLC, a Minnesota limited liability company (the “Company”), do hereby consent to and authorize adoption of the following resolutions:

Approval of Exemptive Application

RESOLVED, that the officers of Columbia Management Investment Advisers, LLC be, and each hereby is, authorized to prepare, execute and submit on behalf of Columbia Management Investment Advisers, LLC, an exemptive application to the SEC for an order pursuant to Section 6(c) of the 1940 Act, and any amendment or supplements thereto, that may be necessary or appropriate, granting an exemption from Rule 12d1-2(a) under the 1940 Act; and

FURTHER RESOLVED, that the officers of Columbia Management Investment Advisers, LLC be, and each hereby is, authorized and directed to take such actions, including filing any necessary documents with the SEC and preparing, executing and filing on behalf of Columbia Management Investment Advisers, LLC such other documents or instruments, as they deem appropriate or advisable in furtherance of the above resolution, in consultation with counsel, his or her authority to be conclusively evidenced by the taking of any such actions.

FURTHER RESOLVED, that the Board of Governors hereby ratify and confirm and agree to ratify and confirm all acts done by the said officers in exercising the powers hereby conferred.

The undersigned further direct that this Consent be incorporated into the minute book of the Company.

This unanimous written consent may be signed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this unanimous written consent as of the 10th day of August 2011.

/s/ William F. Truscott	/s/ Michael A. Jones
William F. Truscott	Michael A. Jones

/s/ Colin Moore	/s/ Brian J. McGrane
Colin Moore	Brian J. McGrane

EXHIBIT A-5

Authorization for Columbia Management Investment Distributors, Inc.

Secretary’s Certificate

I, Scott R. Plummer, Vice President, Chief Legal Officer and Assistant Secretary of Columbia Management Investment Distributors, Inc., a Delaware corporation (herein the “Company”), having its principal place of business in the City of Boston, County of Suffolk, Commonwealth of Massachusetts, do hereby certify that:

1.	Attached is a true and correct copy of the resolutions adopted by the Board of Directors of the Company.

/s/ Scott R. Plummer
Scott R. Plummer
Vice President, Chief Legal Officer and Assistant Secretary
Date: September 6, 2011

UNANIMOUS WRITTEN CONSENT IN LIEU OF

MEETING OF THE BOARD OF DIRECTORS OF

COLUMBIA MANAGEMENT INVESTMENT DISTRIBUTORS, INC.

The undersigned being all of the members of the Board of Directors of Columbia Management Investment Distributors, Inc. (the “Company”), a Delaware corporation, do hereby consent to and authorize adoption of the following resolutions:

Approval of Exemptive Application

RESOLVED, that the officers of Columbia Management Investment Distributors, Inc. be, and each hereby is, authorized to prepare, execute and submit on behalf of Columbia Management Investment Distributors, Inc., an exemptive application to the SEC for an order pursuant to Section 6(c) of the 1940 Act, and any amendment or supplements thereto, that may be necessary or appropriate, granting an exemption from Rule 12d1-2(a) under the 1940 Act; and

FURTHER RESOLVED, that the officers of Columbia Management Investment Distributors, Inc. be, and each hereby is, authorized and directed to take such actions, including filing any necessary documents with the SEC and preparing, executing and filing on behalf of Columbia Management Investment Distributors, Inc. such other documents or instruments, as they deem appropriate or advisable in furtherance of the above resolution, in consultation with counsel, his or her authority to be conclusively evidenced by the taking of any such actions.

FURTHER RESOLVED, that the Board of Directors hereby ratify and confirm and agree to ratify and confirm all acts done by the said officers in exercising the powers hereby conferred.

The undersigned further direct that this Consent be incorporated into the minute book of the Company.

This unanimous written consent may be signed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this unanimous written consent as of the 10th day of August 2011.

/s/ William F. Truscott	/s/ Michael A. Jones
William F. Truscott	Michael A. Jones

/s/ Beth Ann Brown	/s/ Amy Unckless
Beth Ann Brown	Amy Unckless

EXHIBIT B-1

Columbia Funds Master Investment Trust, LLC, Columbia Funds Series Trust, Columbia

Funds Series Trust I, Columbia Funds Series Trust II, Columbia Funds Variable

Insurance Trust, Columbia Funds Variable Insurance Trust I and Columbia Funds

Variable Series Trust II

Verification

The undersigned states that he has duly executed the attached Application for and on behalf of Columbia Funds Master Investment Trust, LLC, Columbia Funds Series Trust, Columbia Funds Series Trust I, Columbia Funds Series Trust II, Columbia Funds Variable Insurance Trust, Columbia Funds Variable Insurance Trust I and Columbia Funds Variable Series Trust II (the “Companies”), that he is the President of the Companies and that all actions of the Board of Trustees of the Companies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument and the contents thereof and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ J. Kevin Connaughton
J. Kevin Connaughton
President
Date: September 6, 2011

EXHIBIT B-2

Columbia Management Investment Advisers, LLC

Verification

The undersigned states that he has duly executed the attached Application for and on behalf of Columbia Management Investment Advisers, LLC (the “Company”), that he is the President of the Company and that all actions of the Board of Governors of the Company necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument and the contents thereof and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Michael A. Jones
Michael A. Jones
President
Columbia Management Investment Advisers, LLC
Date: September 6, 2011

EXHIBIT B-3

Columbia Management Investment Distributors, Inc.

Verification

The undersigned states that she has duly executed the attached Application for and on behalf of Columbia Management Investment Distributors, Inc. (the “Company”), that she is the President and Chief Administrative Officer of the Company and that all actions of the Board of Directors of the Company necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that she is familiar with such instrument and the contents thereof and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Amy Unckless
Amy Unckless
President and Chief Administrative Officer
Columbia Management Investment Distributors, Inc.
Date: September 6, 2011